For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

002216834



Ministry of Government Services
Ministère des Services gouvernementaux
Ontario

CERTIFICATE **CERTIFICAT**
This is to certify that these articles are effective on
Ceci certifie que les présents statuts entrent en vigueur le

JULY 04 JUILLET, 2014

Director / Directeur ⑰
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business
Corporations
Act

Formule 3
Loi sur les
sociétés par
actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
   Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

   | O | N | T | A | R | I | O | | S | O | L | A | R | | E | N | E | R | G | Y | | C | O | R | P | O | R | A | T | I |
   | O | N | | | | | | | | | | | | | | | | | | | | | | | | | | | | |

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
   Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

   | B | L | A | C | K | R | O | C | K | | O | I | L | | C | O | R | P | O | R | A | T | I | O | N |

3. Date of incorporation/amalgamation:
   Date de la constitution ou de la fusion :
   2009/09/03
   (Year, Month, Day)
   (année, mois, jour)

4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
   Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

   Number of directors is/are: minimum and maximum number of directors is/are:
   Nombre d'administrateurs : nombres minimum et maximum d'administrateurs :

   Number minimum and maximum
   Nombre minimum et maximum

   or
   ou

5. The articles of the corporation are amended as follows:
   Les statuts de la société sont modifiés de la façon suivante :

   The name of the Corporation be changed to: Blackrock Oil Corporation

6.   The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7.   The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2014/07/02
_____

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

ONTARIO SOLAR ENERGY CORPORATION
_____

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).



By/
Par:
_____

(Signature)
(Signature)

DIRECTOR
_____

(Description of Office)
(Fonction)